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   FORM 5
 X Check this box if no      __ Form 3 Holdings
   longer subject to            Reported
   Section 16. Form 4
   or Form 5 obligations      X Form 4 Transactions
   may continue. See            Reported
   Instruction 1(b).
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940.

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1.  Name and Address of        2. Issuer Name and Ticker or Trading Symbol  6. Relationship of Reporting Person(s) to Issuer
    Rerporting Person*                                                                                (Check all applicable)
                                  Sunstone Hotel Investors, Inc. -- SSI     __ Director                      X 10% Owner(2)
                                                                            __ Officer (give title below)   __ Other (specify below)

Kaplan      Jeffrey     M.
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(Last)      (First)     (Middle)               3. IRS or Social        4. Statement for    7. Individual or Joint/Group Reporting
                                                  Security Number of      Month/Year                 (check applicable line)
                                                  Reporting Person                          X Form Filed by One Reporting Person
                                                  (Voluntary)             12/1998          __ Form Filed by More than One Reporting
                                                                                              Person
599 Lexington Avenue, Suite 3800
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                  (Street)                                             5. If Amendment,
                                                                          Date of Original
                                                                          (Month/Year)

New York       New York      10022
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(City)         (State)       (Zip)         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------ ------------- ----------------- ---------------------------------------------------------
1. Title of Security      2. Trans-   3. Transaction    4. Securities Acquired (A)  5. Amount of      6. Ownership    7. Nature of
   (Instr. 3)                action      Code (Instr.      or Disposed of (D)          Securities        Form:           Indirect
                             Date        8)                (Instr. 3, 4 and 5)         Beneficially      Direct (D)      Beneficial
                             (Month/                                                   Owned at End      or Indirect     Ownership
                             Day/                                                      of Issuer's       (I)             (Instr. 4)
                             Year)                                                     Fiscal Year       (Instr. 4)
                                                                                       (Instr. 3
                                                                                        and 4)
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                                                         Amount (A) or (D)   Price
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Common Stock                 10/98      J4(2)              1,500   A         (2)       2,285,762         I(2)(3)         (1)(2)(3)
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Common Stock                 2/1/99      J(4)          2,285,762   D         (4)           0             I(3)(4)         (1)(3)(4)
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*  If the form is filed by more than one reporting person, See Instruction 4(b)(v).

FORM 5 (continued)                  Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                             (e.g., puts, calls, warrants, options, convertible securities)


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1. Title  2. Conver-  3. Trans-  4. Trans- 5. Number of   6. Date       7. Title      8. Price 9. Number  10. Owner-  11. Nature of
   of        sion or     action     action    Derivative     Exer-         and           of       of          ship        Indirect
   Deri-     Exercise    Date       Code      Securities     cisable       Amount        Deri-    Deri-       Form        Beneficial
   vative    Price of               (Instr.   Acquired (A)   and Expi-     of            vative   vative      of Deri-    Ownership
   Secu-     Deri-       (Month/    8)        or Disposed    ration        Under-        Secu-    Secu-       vative      (Instr. 4)
   rity      vative      Day/                 of (D)         Date          Lying         rity     rities      Security:
   (Instr.   Security    Year)                (Instr. 3,     (Month/       Securi-       (Instr.  Benefi-     Direct
   3)                                         4, and 5)      Day/          ties          5)       cially      (D) or
                                                             Year)         (Instr.                Owned       Indirect
                                                                           3 and 4)               at End      (I)
                                                                                                  of          (Instr.
                                                                                                  Year         4)
                                                                                                  (Instr.
                                                                                                   4)
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                                              (A)   (D)    Date    Expir- Title Amount
                                                           Exerci- ation        or
                                                           sable   Date         Number
                                                                                of
                                                                                Shares
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7.9% Class A              2/1/99   J(4)          250,000                   Common                (4)        0    I(3)(4)  (1)(3)(4)
Cumulative                                                                 Stock
Preferred Stock
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Directors'                  7/98   L(5)    1,500                           Common      1,500     (5)               I(5)     (1)(5)
Options                                                                    Stock
(right to buy)
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Directors'                 10/98   L(5)    1,500                           Common      1,500     (5)               I(5)     (1)(5)
Options                                                                    Stock
(right to buy)
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Directors'                2/1/99   J(4)          3,000                     Common                (4)        0    I(4)(5)  (1)(4)(5)
Options                                                                    Stock
(right to buy)
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Explanation of Responses:

(1) Pursuant to Rule 13d-4  promulgated  under the  Securities  Exchange Act of 1934, as amended (the "Act"),  the reporting  person disclaims beneficial ownership of all securities reported on this statement.

(2) A grant of 1,500 shares of Common Stock was made by the issuer to Paul D.  Kazilionis  ("Kazilionis"),  as director,  in October
1998.  Prior to February 1, 1999, the reporting person may have been deemed to have a beneficial  interest in securities  granted to
Kazilionis, pursuant to an agreement between Kazilionis and the Westbrook Funds (as defined in note 3, below).

(3) The record owners of 2,284,262 shares of Common Stock and all shares of Preferred Stock reported on this statement are Westbrook
Real Estate Fund I, L.P. and Westbrook Real Estate Co-Investment Partnership I, L.P. (collectively, the "Westbrook Funds"). Prior to
February 1, 1999,  the  reporting  person was a managing  principal of the managing  member of the general  partner of the Westbrook
Funds.

(4) The reporting  person ceased being a managing  principal of the managing member of the general partner of the Westbrook Funds on
February 1, 1999 and is therefore no longer subject to Section 16 of the Act in respect of the securities of the issuer.

(5) A grant of directors' options covering 1,500 shares of Common Stock was made by the issuer to Kazilionis,  as director,  in July
1998. An additional  grant of directors'  options  covering  1,500 shares of Common Stock was made by the issuer to  Kazilionis,  as director,  in October 1998.  Prior to February 1, 1999, the reporting  person may have been deemed to have a beneficial  interest in securities granted to Kazilionis, pursuant to an agreement between Kazilionis and the Westbrook Funds.


** Intentional misstatements or omissions of                /s/ Jeffrey M. Kaplan                          February 14, 1999
   facts constitute Federal Criminal Violations    --------------------------------------------       ------------------------------
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                  Jeffrey M. Kaplan                                   Date
                                                        ** Signature of Reporting Person

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